Exhibit 99.1

Aurora Cannabis's Reliva Expands Portfolio with New CBD Brand, KG7

 NASDAQ | TSX: ACB

Sports-oriented KG7 now available at relivacbd.com and in convenience stores across the U.S.

EDMONTON, AB, Feb. 3, 2022 /CNW/ - Reliva, a leading American CBD brand and subsidiary of Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, announced today the launch of KG7, a new high-quality CBD product line developed for adult consumers with an active lifestyle. KG7 and Reliva products are available for purchase at https://relivacbd.com/ and in convenience stores across the United States.

"We're excited to introduce KG7 to the Reliva family of leading CBD products," says Miguel Martin, Chief Executive Officer of Aurora Cannabis. "As part of Reliva's portfolio expansion strategy, KG7 extends our brand into additional CBD market segments. With this product line, we expect to solidify Reliva's position as the #1 CBD brand in brick and mortar channels."

KG7's lineup of CBD products includes delicious, pectin-based gummies made with natural flavors and colors; topical creams formulated with ingredients such as arnica and shea butter; and gluten-free CBD oil and drink mixes.

Standing by its zero THC policy, each batch of KG7 is made with 100% hemp-derived CBD isolate and is 100% free of THC. All KG7 products are independent lab-verified and traceable to provide the safest and heathiest hemp products for physically active individuals.

The KG7 product lineup includes:

KG7 CBD Gummies:
20mg & 50mg Gummies

KG7 CBD Topicals:
250mg Stick
300mg Cream
30mg Travel-size Cream Packet

KG7 CBD Oils:
500mg Mint CBD Oil

KG7 CBD Drink Mixes:
25mg Burst (grape flavor)
25mg Smash (citrus flavor)

Reliva is the #1 CBD brand in brick and mortar channel, as ranked by Nielsen.

About Reliva:

Reliva is a leader in delivering high quality, hemp-derived CBD products to consumers. Built on a philosophy of compliance, testing, product innovation and approachable price points, Reliva has grown to become one of the largest retail CBD brands in the U.S. Supported through long-term partnerships with leading national wholesalers and retailers, Reliva's products can be found in over 20,000 retail stores. For more information, visit https://relivacbd.com/.

About Aurora:

Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, MedReleaf, CanniMed, Whistler, Reliva and KG7 CBD. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward-looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the launch of new products. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the ability to maintain SG&A costs in line with current expectations, the ability to achieve high margin revenues in the Canadian consumer market, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora's business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 27, 2021 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

KG7 5 count CBD gummies (CNW Group/Aurora Cannabis Inc.)

KG7 CBD drink mixes (CNW Group/Aurora Cannabis Inc.)

KG7 CBD stick (CNW Group/Aurora Cannabis Inc.)

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:13e 03-FEB-22